UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Ocata Therapeutics, Inc.

(Name of Subject Company)

Ocata Therapeutics, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities)

Paul Wotton

President and Chief Executive Officer

33 Locke Drive

Marlborough, MA 01752

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Mitchell Bloom, Esq.

Andrew Goodman, Esq
William Collins, Esq.

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Ocata Therapeutics, Inc. (“Ocata Therapeutics” or the “Company”) by Astellas Pharma Inc. (“Astellas”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of November 10, 2015, by and among the Company, Laurel Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary (“Acquisition Sub”). These communications include, as described in more detail below:

•                  A communication to Astellas employees by the Company;

•                  A communication to Company employees by the Company;

•                  A communication to collaboration partners by the Company;

•                  A communication to investigators by the Company; and

•                  A communication to Company employees by the Company.

Set forth below is a letter sent from the Company’s Chief Executive Officer, Paul K. Wotton, to employees of Astellas on November 10, 2015:

Astellas and Ocata

To All Our New Astellas Colleagues

Dear All,

On behalf of my colleagues here at Ocata, I would like to say how proud we are to be joining the Astellas group and to working together as we continue to create the future of medicine.

Ocata is a Boston based company that has developed new approaches in cell therapy and which is highly recognized for its scientific achievements.  Our goal is to bring novel medical approaches to treat patients with debilitating diseases where no cures currently exist, like dry age related macular degeneration (AMD), a disorder that is increasingly affecting a greater percentage of the population.  As we progress into more advanced clinical studies, it is an opportune time to engage the expertise and leadership of Astellas on a worldwide basis.

Our lead programs are in ophthalmology but we also have pioneering approaches that we believe can be applied in other therapeutic areas, such as Lupus and Crohn’s disease.  I am confident that the combination of our companies will lead to the successful development of many significant new therapies.

We are excited by this unique opportunity to work with our new colleagues to build a better future and would like to thank everyone at Astellas for making us part of your vision and impressive team.

Yours sincerely,

Paul K. Wotton, Ph.D.

President and Chief Executive Officer

Set forth below is an email sent from the Company’s Chief Executive Officer, Paul K. Wotton, to the Company’s employees on November 10, 2015:

Dear colleagues,

Today marks a historic milestone for Ocata. This morning, we announced that Ocata has entered into a definitive agreement to be acquired by Astellas Pharma Inc., a leading Tokyo-based pharmaceutical company that is seeking to build therapeutic area capabilities in ophthalmology and regenerative medicine.

We will have a town hall on Tuesday morning 11/10/2015 at 9am to address your questions. In the meantime, the most important thing for you to remember is that we will continue to run Ocata as we have always run Ocata — practicing the best science that will improve the lives of future generations.

Our board believes that now is the right time to join forces with Astellas, because we have the opportunity to accelerate the development and commercialization of our pipeline that we have worked so hard to build. Not only will Astellas’ strong financial position help maximize the value of Ocata’s R&D programs, but also, it will help secure continued funding for our ongoing R&D. For several years now, Ocata has been at the forefront of delivering innovation to the biotech industry. With the backing of Astellas and collaboration with new global partners, we will be able to do even more. With today’s news, we catapult from a small biotech company to being part of a world leader in innovative healthcare.

Astellas shares Ocata’s history of innovation. If you know someone who has had a transplant, they may take tacrolimus to avoid organ rejection. An Astellas scientist discovered tacrolimus in a soil sample taken from the foot of Mount Tsukuba in Japan. Tacrolimus is one of the many innovative products in Astellas’ portfolio. It’s exciting to work with a company that has a legacy of changing the world through innovation.

Together, our opportunity is enormous. Ultimately, it is patients who will benefit from our collaboration. While change is never easy, I believe our best days are ahead of us.  I have also attached a copy of a letter from Astellas’ CEO, Yoshihiko Hatanaka expressing his delight at our future together.

Yours sincerely

Paul K. Wotton Ph.D.

President and CEO

Set forth below is a letter sent from the Company’s Medical Officer, Eddy Anglade, to the Company’s collaboration partners on November 10, 2015:

Dear Colleague,

I am proud and privileged to inform you that Ocata Therapeutics, Inc. has entered into a definitive agreement to be acquired by Astellas Pharma Inc.  The acquisition of Ocata represents the coming together of two companies with significant accomplishments and a shared commitment to developing innovative therapies that address the unmet medical needs of patients suffering from severe ophthalmic diseases. The acquisition also represents a step toward achieving Astellas’ Strategic Plan 2015 - 2017.  Further, acquiring Ocata will enable Astellas to establish presence in ophthalmology and a leading position in cell therapy.

On behalf of the entire Ocata team, I would like to thank you for your outstanding support of the RPE clinical development program.  We will continue to work closely with you to advance the development of these novel therapeutic agents for patients afflicted with blinding illness.

Yours sincerely,

Eddy Anglade, MD

Chief Medical Officer

Set forth below is a letter sent from the Company’s Chief Medical Officer, Eddy Anglade, to the Company’s investigators on November 10, 2015:

Dear Investigator,

I am proud and privileged to inform you that Ocata Therapeutics, Inc. has entered into a definitive agreement to be acquired by Astellas Pharma Inc.  The acquisition of Ocata represents the coming together of two companies with significant accomplishments and a shared commitment to development innovative therapies that address the unmet medical needs of patients suffering from severe ophthalmic diseases. The acquisition also represents a step toward achieving Astellas’ Strategic Plan 2015-2017.  Further, acquiring Ocata will enable Astellas to establish presence in ophthalmology and a leading position in cell therapy.

On behalf of the entire Ocata team, I would like to thank you for your outstanding support of the RPE clinical development program.  We will continue to work closely with you and your study teams to advance the development of these novel therapeutic agents for patients afflicted with blinding illness.

Yours sincerely,

Eddy Anglade, MD

Chief Medical Officer

Set forth below are frequently asked questions (“FAQ”) posted on the Company’s internal website on November 10, 2015 :

What’s happening?

Ocata Therapeutics, Inc. (“Ocata”) has entered into an agreement to be acquired by Astellas Pharma Inc. (“Astellas”), for $8.50 per share. We refer to this acquisition as the “Merger.”

Who is Astellas?

Astellas Pharma Inc., based in Tokyo, Japan, is a company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Astellas focuses on Urology, Oncology, Immunology, Nephrology and Neuroscience as prioritized therapeutic areas while advancing new therapeutic areas and discovery research leveraging new technologies/modalities. Astellas is also creating new value by combining internal capabilities and external expertise in the medical/healthcare business. Astellas is on the forefront of healthcare change to turn innovative science into value for patients. For more information, please visit our website at www.astellas.com/en.

Why are we selling the company now?

Ocata’s Board of Directors engaged in a careful process, and determined that this all-cash transaction with Astellas maximizes value for stockholders.

What is the significance of this acquisition for Astellas?

The Merger is an important initiative for Astellas to promote the strategic goals of Astellas’ Strategic Plan 2015-2017. Creating new drugs for ophthalmic diseases with innovative approaches of cell therapy will contribute to

Astellas’ sustainable growth and enhancement of its enterprise value. The strategic significances of the acquisition of Ocata are below.

i) The Merger supports Astellas’ goal of securing a position of leadership in ophthalmology and cell therapy in which Astellas is strategically investing.

ii) Acquiring Ocata’s innovative R&D capabilities in cell therapy will enable Astellas to swiftly and efficiently enter ophthalmology and cell therapy.

iii) Acquiring promising Ocata’s cell therapy programs will strengthen Astellas’ pipeline in ophthalmology and other therapeutic areas.

What does it mean for Ocata as a company?

By introducing Astellas’ considerable experience in research, development and marketing of new drugs and its solid business foundation, Ocata can further boost its research and development speed and enable it to achieve successful commercialization.  Astellas’ business scale and strong financial ground contribute not only to maximization of the value of Ocata’s development program but also a source of funding it needs for its research project of cell therapy.

When will the transaction be complete? Is there anything that could stop it?

We expect the transaction will close by the end of this year or in January 2016. As with any similarly structured public company acquisition, the Merger can close only if Ocata’s shareholders tender a sufficient number of shares in the tender offer to be commenced by Astellas and certain other conditions are met. In the meantime, Ocata and Astellas will continue to do business as separate entities. It is business as usual for both companies.

Is there a severance program in place for any of us who might lose our jobs following the closing?

Astellas has indicated that the employees are an important aspect of their investment thesis.  Over the next several weeks, the management team of Ocata will work with leaders from Astellas to discuss several integration matters, including retention of employees.

Do I still work for Ocata or do I work for Astellas?

Ocata employees will continue to work for Ocata until the Merger is closed, and after that, Ocata employees will automatically become employees of the surviving corporation of the Merger.

What does this mean for my salary and benefits?

For one year following the closing of the Merger, Astellas has agreed to provide Ocata employees who are located in the United States and who remain employed with Astellas or any of its affiliates following the closing with base salary and target bonus opportunities that are at least as favorable in the aggregate as the base salary and target bonus opportunities provided to such employees pursuant to the projected increases in base salary and bonus opportunities for 2016.  Astellas has also agreed to provide employee benefits that are either at least as favorable in the aggregate to those benefits (excluding equity plans) provided to Ocata employees immediately prior to the closing or at least as favorable as the benefits that Astellas provides to its similarly situated employees as of the closing of the Merger.

What is the impact to Ocata’s 401(k) Plan?

The Ocata 401(k) plan will terminate as of the closing of the Merger and no further contributions will be made to the Ocata 401(k) plan after the closing.  Distributions will be processed as soon as practicable.  If you remain employed by Astellas or an affiliate of Astellas following the closing, you may be able to roll over your 401(k) account balance into Astellas’ 401(k) plan.  Astellas will provide more information regarding rollovers to its 401(k) plan.

What happens to my stock, stock options and/or restricted stock units?

Astellas is purchasing Ocata at a price of $8.50 per share of common stock.

Subject to the closing of the Merger and effective immediately prior thereto, all outstanding and unexercised options to purchase Ocata common stock, whether vested or unvested, will be cancelled and, in exchange therefor, each former holder of such a stock option will be entitled to receive a cash payment with respect thereto equal to the product of (x) the number of shares of Ocata common stock subject to such stock option and (y) the excess, if any, of the $8.50 over the exercise price per share of such stock option.

Subject to the closing of the Merger and effective immediately prior thereto, all outstanding restricted stock unit awards covering shares of Ocata common stock, will be cancelled and, in exchange therefor, each former holder of such a restricted stock unit award will be entitled to receive a cash payment equal to the product of (x) the total number of shares of Ocata common stock subject to such restricted stock unit award and (y) $8.50.

The cash amounts will generally be subject to applicable tax withholdings.

Subject to the closing of the Merger, the holders of options to purchase Ocata common stock or restricted stock unit awards covering shares of Ocata common stock, as applicable, will thereafter only have the right to receive the payments described above. Payment will be made shortly after closing and no later than the first payroll date that is after 15 days following the closing.

Will Ocata employees be transitioned to Astellas’ holiday schedule and PTO plan?

The current Ocata holiday schedule and PTO plan will remain through 2015. After closing, the Astellas 2016 holiday schedule and PTO plan will be communicated by Astellas.

What happens next?

A leadership team on behalf of Astellas will arrive the week of November 16 to have conversations with management as well as some employees.  During these conversations we will elaborate further regarding the process and address employee matters in a transparent manner.

What should I do if I get questions from the media, investors or others?

It’s likely that this situation will generate lots of interest from the media and others. If you receive any calls or requests for information from media, please immediately refer them to Paul Wotton, CEO. Calls or requests for information from investors should be directed to Ted Myles, COO and CFO.

What should I tell others?

Tell them “same Ocata research and clinical development programs; just part of a larger, more established organization.” Then tell them how much we appreciate their continued support in progressing our development and research programs.

Where can I get more information?

On the Ocata website you’ll find the Press Release regarding the announcement. We will keep the website updated so that employees, vendors, and investors are informed as the process moves forward. We will communicate with you in a timely, transparent and consistent manner as more information becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about the expected timetable for completing the transaction and Astellas’ and Ocata’s beliefs and expectations and statements about Astellas’ proposed acquisition of Ocata, including the timing of and closing conditions to the acquisition, and the potential effects of the acquisition on both Astellas and Ocata are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words.  Forward-looking statements include statements that may relate to Astellas’ or Ocata’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements with respect to Ocata, see the discussion of risks and uncertainties in Ocata’s annual report on Form 10-K for the fiscal year ended December 31, 2014, its most recent Quarterly Report on Form 10-Q, and other SEC filings.  The forward-looking statements contained in this news release are made as of the date hereof, and neither Astellas nor Ocata undertakes any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Important Additional Information

The tender offer for the outstanding common stock of Ocata has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ocata common stock, nor is it a substitute for the tender offer materials that Astellas and its acquisition subsidiary will file with the Securities and Exchange Commission, or the SEC, upon commencement of the tender offer. At the time the tender offer is commenced, Astellas will file a tender offer statement on Schedule TO with the SEC, and Ocata will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY OCATA’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.  Both the tender offer statement and the solicitation/recommendation statement will be mailed to Ocata’s stockholders free of charge.  A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Ocata by contacting Ocata at info@ocata.com or by phone at (508) 756-1212. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

OCATA’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.